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                            STOCK PURCHASE AGREEMENT

         This Agreement, dated as of July 9, 2001, is among UM EQUITY CORP, a Delaware corporation (the "Company"), and JOHN AGLIALORO and JOAN CARTER (each herein referred to as a "Buyer").

         For good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound, the parties agree as follows:

         1. Effective as of the date hereof, Company sells, conveys and transfers to each Buyer, and each Buyer purchases from Company, 750,000 shares of common stock (the "Stock") of Cybex International Corporation ("Cybex"), for the purchase price indicated in Paragraph 2. Simultaneously with the execution and delivery of this Agreement, the Company is forwarding, or is causing to be forwarded, to the transfer agent for Cybex's Common Stock, one or more certificates representing the Stock to be transferred to each Buyer, accompanied by duly executed stock powers and appropriate transfer instructions.

         2. (a) The purchase price for each share of the Stock purchased hereunder will be the average of the high and low sale prices of the Stock on the American Stock Exchange on the date hereof or, if there are no trades on such Exchange on the date hereof, then the high and low sale prices of the Stock on the American Stock Exchange on the most recent date prior to the date hereof on which there is a trade.

                  (b) The purchase price payable by each Buyer shall be represented by the Promissory Note of the Buyer, dated July 9, 2001, payable to the order of the Company, in a principal amount equal to the aggregate purchase price so payable by such Buyer. The Note shall be executed by the Buyer and delivered to the Company promptly upon the determination of the purchase price.

         3. (a) The Company represents and warrants to each Buyer that it has full power, authority and corporate authorization to execute, deliver and perform this Agreement, including the sale and transfer of Stock hereunder, and it is delivering to such Buyer good and marketable title to the shares issued to him or her hereunder, such shares being validly issued, non-assessable shares of Cybex's Common Stock.

                  (b) Each of the Buyers warrants to the Company that he or she has full power and authority to execute, deliver and perform this Agreement and the Note to be delivered by such Buyer, and that the Note when executed and delivered as contemplated hereby shall constitute the valid and binding obligation of such Buyer, enforceable in accordance with its terms.

         4. (a) All references in this Agreement shall include the singular and plural and the masculine, feminine and the neuter, if applicable.

                  (b) This Agreement (i) inures to the benefit of and shall be binding upon the parties hereto and their respective successors and assigns,
(ii) represents the entire understanding


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and agreement between the parties with respect to the subject matter hereof, and supersedes all prior negotiations, understandings and writings between the parties hereto, and (iii) shall be construed in accordance with the laws of the State of New Jersey.

         IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

                                     UM EQUITY CORP


                                   By:  /s/ John Aglialoro, Chairman
                                        ----------------------------------------
                                        John Aglialoro, Chairman


                                        /s/ John Aglialoro
                                        ----------------------------------------
                                        JOHN AGLIALORO


                                        /s/ Joan Carter
                                        ----------------------------------------
                                        JOAN CARTER